Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001
VIA EDGAR AND FACSIMILE
September 13th, 2007
Ms. Jill Davis
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Goldcorp Inc. [“The Company”]
Form 40-F for the Fiscal Year Ended December 31, 2006
Filed April 2, 2007
File No. 1-12970
Dear Ms. Davis:
Thank you for your letter of July 20th, 2007. We have reproduced your questions in this letter in bold and included our responses thereto.
Form 40-F for the Fiscal Year Ended December 31, 2006
20. Reconciliation to United States Generally Accepted Accounting Principles, page 35
1.	With regard to your accounting on a U.S. GAAP basis for purposes of the Canadian to U.S. GAAP reconciliation, please address the following:
a.	Tell us how you define a mine;

b.	Disclose your accounting policy associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties;

c.	Disclose your accounting policy for costs incurred to identify new resources beyond your existing inferred resources at development or production stage mines.
Response:
1 (a) Definition of a mine;
The Company defines a mine as a group of assets with access to processing facilities for purposes of mineral extraction, processing and sale. The Company considers a mine to have the following characteristics: a mine is an area, in which there exists rights to mineral interests in properties, that has sufficient geological, engineering, financial and other technical analysis (supported by a feasibility study) that quantifies reserves and resources and concludes that the extraction and processing of such mineral interests is economic, and includes any operation or activity incidental thereto. In addition, all necessary licenses, permits and other required documentation to remove a mineral in or under the earth/water, whether by underground or open working or otherwise has been obtained, or there exists a reasonable expectation that permits will be received and there is no reason to believe the permits would not be received.
1 (b) Disclosure of accounting policy associated with drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at your development and/or production stage properties;
The Company would propose to include the following disclosure in its 2007 financial statements in its Reconciliation to United States Generally Accepted Accounting Principles note under “Development Expenditures Related to Mining Properties”:
“Drilling and related costs incurred to convert measured, indicated and inferred resources to reserves at exploration stage properties are expensed until a feasibility study is completed.

After completion of a feasibility study, drilling and related costs incurred to convert measured, indicated and inferred resources to reserves within the boundary of a known mineral deposit supported by a geological model are capitalized as part of mineral interests and amortized on the same basis as the related mine.

Drilling and related costs incurred outside the boundary of a known resource area supported by the geological model are exploration expenditures and expensed as incurred.”
The Company acknowledges that current accounting literature does not provide significant guidance with respect to the accounting treatment for these costs. Goldcorp is actively participating as a member of the mining industry working group which has been established to discuss these issues and will monitor the developments related to the accounting for these cost closely.
1 (c) Disclosure of accounting policy for costs incurred to identify new resources beyond your existing inferred resources at development or production stage mines;
All drilling costs incurred to identify new resources beyond the existing inferred resources at development and/or production stage mines are expensed as exploration costs, as disclosed in note 20(b) of the Company’s December 31, 2006 financial statements.
(k) Deferred stripping costs, page 42
2.	For U.S. GAAP reconciliation purposes, please tell us and disclose your accounting policy for deferred stripping when multiple pits exist within a mining complex that share common infrastructure and processing equipment and a common ore body. Specifically, address your accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits.

Response:
For U.S. GAAP purposes, the Company’s policy with respect to deferred stripping is in accordance with EITF 04-6, Accounting for Stripping Costs Incurred During Production in the Mining Industry. Stripping costs incurred during the production phase of a mine are variable production costs that are included in the costs of inventory produced (that is, extracted) during the period that the stripping costs are incurred. As noted in our U.S. GAAP reconciliation note the deferred stripping adjustment relates only to the Alumbrera mine, which consists of one large open pit.
The accounting treatment related to deferred stripping is distinct from the removal of over-burden / “pre-stripping”. For the year ended December 31, 2006, the discussion with respect to accounting for stripping costs associated with the initial overburden removal of newly created pits that are within close proximity to producing pits is not applicable to the Company.
The Company is aware that the mining industry working group is developing guidance with respect to the accounting for this issue and will take this guidance into consideration should this situation become applicable.
Exhibit 2 Management’s Discussion and Analysis
Disclosure Controls and Procedures, page 32
3.	We note that your certifying officer’s determined that your disclosure controls and procedures were effective “to provide reasonable assurance.” Please tell us why the disclosure under this heading differs from that in the forepart of your Form 40-F under the same heading. In this regard, we note your reference here to reasonable assurance and that the full definition of disclosure controls and procedures, as defined in Rules 13a-15(ce) and 15(d)-15(e) of the Exchange Act, is not similarly provided.
Response:
The language in the Management’s Discussion and Analysis (“MD&A”) was intended to address the Canadian requirement set out in National Instrument 52-109, particularly Form 52-109F1, section 4(c), that requires the issuer to disclose in the MD&A the conclusions of the CEO and CFO about the effectiveness of the disclosure controls and procedures based on their evaluation of the effectiveness. In future filings the Company intends to provide wording in the Form 40-F to address the US disclosure.
In the Companion Policy to NI52-109 (Part 7), however, the guidance is that while there are no specified contents on the evaluation, the disclosure controls and procedures should be designed to provide, at a minimum, “reasonable assurance...”. As a consequence of this commentary Goldcorp and other Canadian issuers use the term reasonable assurance.
There is no reference to the disclosure controls and procedures being defined under the US statutes as the reference in the MD&A also applies to the definition in NI 52-109.
Engineering Comments
General
4.	Please insert a small-scale map showing the location and access to each property. Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-08900. We believe the guidance in Instruction would generally require maps and drawings to comply with the following features:...
Response:
The Company has reviewed and considered the Staff’s comments to the mining disclosure contained in its Canadian Annual Information Form and MD&A (Comments [4 and 5] and thanks the Staff for such comments, which it believes are helpful suggestions to clarify those items referred to in the Comment Letter for the benefit of the Company’s U.S. shareholders. Consequently, the Company advises the Staff that it intends to address the suggestions contained in comments 4 and 5 of the Comment Letter when it prepares its next Canadian Annual Information Form and MD&A for fiscal 2007 and in other future filings.
However, Goldcorp is a Canadian “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act that is eligible to use, and files and furnishes its reports with the Commission under, the U.S./Canada Multijurisdictional Disclosure System (the “MJDS”) that, among other things, permits eligible Canadian companies to satisfy their U.S. continuous disclosure obligations using Canadian disclosure documents.
Under the MJDS, the Company is permitted to prepare its mining disclosure in accordance with Canadian securities laws, including National Instrument 43-101 Standards for Disclosure for Mineral Projects, which differ from the requirements under U.S. securities laws (including those contained in Regulation S-K and Industry Guide 7, which are alluded to in certain of the comments contained in the Comment Letter), and Canadian securities regulators are responsible for the review of such disclosure under the MJDS. The Company confirms to the Staff that its mining disclosure complies with applicable Canadian requirements as construed by Canadian regulatory authorities.
5.	As an additional footnote or as part of your reserve table, please disclose your metallurgical recovery used to develop your reserve estimates.
Response:
Please see Goldcorp’s response to comment 4.
In addition, the Company acknowledges that:
(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*          *          *

We appreciate your interest in our financial reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.
Yours very truly,
GOLDCORP INC.
Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	Jennifer Goeken
Division of Corporation Finance

Glenn Ives
Deloitte & Touche LLP

Mark Bennett
Cassels Brock & Blackwell LLP

Gil Cornblum
Dorsey & Whitney LLP